

03002206

UF3-503 #*

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bahnhofstrasse 3
                                        (No. and Street)

Zurich   Switzerland   MAR 03 2003   8022
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg, CEO   01141 1 283 74 31
                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
                    (Name — if individual, state last, first, middle name)

Brunnhofweg 37	Berne	Switzerland	3001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

MAR 1 9 2003

OATH OR AFFIRMATION

I, __Hanspeter Schiegg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Vontobel Securities Ltd._____, as of __December 31_____, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Chief Executive Officer_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Official Legalization

Seen for authentication of the foregoing signature, affixed in our presence by

Mr. Hanspeter SCHIEGG, Swiss citizen of Steckborn/TG, in Opfikon,

and who is entered in the Register of Commerce of the Canton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, with registered headoffice in Zürich.

Zurich, this 11th day of December 2002
BK no. 48200/vw
Fr. 30.--

Notariat Zürich (Altstadt)

U. Tobler, Notar

REPORT OF INDEPENDENT AUDITORS

STATEMENT OF FINANCIAL CONDITION
Year ended December 31, 2002

Vontobel Securities Ltd.

MAR 3 2003

⅃ ERNST & YOUNG

**ERNST & YOUNG**

■ Ernst & Young Ltd
Audit
Brunnhofweg 37
P.O.Box
CH-3001 Berne

■ Phone +41 58 286 61 11
Fax +41 58 286 68 27
www.ey.com/ch

REPORT OF INDEPENDENT AUDITORS

to the Board of Directors and Stockholder of

Vontobel Securities Ltd.

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the "Company") as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Berne, January 24, 2003
me3/caj/jeh

Ernst & Young Ltd

Christoph Meister
Certified accountant

Cataldo Castagna
Certified accountant

≡‖ ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2002
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2002	2002
	CHF	USD
ASSETS		
Cash and cash equivalents	75'130	54'336
Securities owned, at fair value	1'671'230	1'208'671
Accounts receivable	35'932	25'987
Income taxes receivable	242'234	175'189
Total ASSETS	2'024'526	1'464'183

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Bank overdraft	4'918	3'557
Accrued expenses	135'901	98'287
Other provisions	200'427	144'953
Accrued taxes	5'500	3'978
Total LIABILITIES	346'746	250'775
Shareholder's equity	1'677'780	1'213'409
Total LIABILITIES AND SHAREHOLDER'S EQUITY	2'024'526	1'464'184

The accompanying notes are an integral part of these financial statements.

≡Ⅱ ERNST & YOUNG

NOTES TO THE FINANCIAL STATEMENT

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd; both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer, in the United States through a branch office in New York, transacting primarily in European securities. It has a brokerage and service agreement with Bank Vontobel Ltd (the Bank), an affiliated company, whereby the Bank executes transactions and provides related clearing, custodial and administrative services. The board of the company decided to liquidate the New York branch as of December 2002.

Basis of presentation

The financial statements are presented in conformity with generally accepted accounting principles in the United States. The Company's functional and reporting currency is that of its parent, Swiss Francs. These financial statements are expressed in US dollars for the readers' convenience based on the exchange rate as of December 31, 2002 of CHF 1.3827 / USD 1.00 (prior year: CHF 1.6603 / USD 1.00). This convenience translation should not be construed as representation that the Swiss Francs amounts could be converted to US dollars at that rate.

Fair value of financial instruments

The Company's securities owned are carried at fair value. Management estimates that the fair value of financial instruments other than Securities owned recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Included within the statement of cash flows is a loss of USD 158'154 relating to exchange rate changes as a result of convenience translation.

Securities transactions

Securities owned, which consist of foreign stocks, are recorded on a trade date basis and carried at fair value, with the resulting gains or losses reflected in trading income. Commission income from customer transactions and related expenses are likewise recorded on a trade date basis.

Note 2 – Accumulated loss

In accordance with the Swiss Code of Obligation last year's retained earnings have been compensated with this year's loss. The accumulated loss as of December 31, 2002 amounts to USD 233'037 (CHF 322'220).

Note 3 – Related party transactions

Company cash accounts in the amount of USD 47'904 (CHF 66'237) are held at the Bank. The Company also has a receivable against the Bank of USD 4'261 (CHF 5'892).

The Company has an overdraft of USD 3'556 (CHF 4'918) due to the Bank.

Note 4 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital (as defined) of USD 646'946 of which USD 546'946 was in excess of its required net capital (as defined) of USD 100'000. The Company's net capital ratio (as defined) was 0.39 to 1.

Note 5 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company does not anticipate nonperformance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk.

Note 6 – Retirement plan

The Company's Swiss employees are members of the Bank's defined contribution retirement plan whereas a foreign employee makes part of the saving's and pension plan of an affiliate in the United States of America.